September 30, 2025

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Benjamin Holt and Mary Beth Breslin

Re:	GigCapital8 Corp.

Registration Statement on Form S-1

Filed August 11, 2025, as amended

File No. 333-289479

Dear Ms. Gorman and Mr. Link,

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), the undersigned hereby joins in the request of GigCapital8 Corp. that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:30 p.m. ET on Tuesday, September 30, 2025, or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, the undersigned wishes to advise you that there will be distributed to each underwriter or dealer, who is reasonably anticipated to participate in the distribution of the security, as many copies of the proposed form of preliminary prospectus as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

The undersigned advises that it has complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities and Exchange Act of 1934, as amended.

* * *

[Signature Page Follows]

Very truly yours,

D. BORAL CAPITAL LLC

By:	/s/ Gaurav Verma
Name: Gaurav Verma
Title: Co-Head of Investment Banking

cc:	DLA Piper LLP (US)

[Signature Page to Underwriter’s Acceleration Request Letter]